

October 25, 2011

<u>Via E-mail to Joseph Babits</u>
Simon Henry
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 1-32575**

Dear Mr. Henry:

We have reviewed your letter dated September 15, 2011 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 13

1. We note your disclosure at page 14 under "—The nature of our operations exposes us to a wide range of health, safety, security and environment risks," as well as your disclosure beginning at page 50 regarding the potential effects environmental and other regulation relating to, among other things, oil spills, water use and waste disposal, may have on your operations.

   We have also reviewed your responses to comments 1 through 4 in our letter dated June 8, 2011, and specifically your discussion of your procedures and historical experience with your hydraulic fracturing operations in the response to prior comment no. 2 and your response to comment 3 that you will revise your future risk factor disclosure to provide additional clarity relating to the fact that you self-insure.

We also note, however, that your risk factors do not disclose any specific risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Taking all this into account, please confirm, if true, that you believe that your current risk factor disclosure addresses all your material risks and there are no additional material operational and financial risks stemming from your operations that require disclosure hereunder. If that is not case, please revise as appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comment. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief